- PUBLIC -

KAB 3/26

UNITED STATES OF AMERICA
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

14049633

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SEC Mail Processing Section
MAR 18 2014
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68384

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: American Medtech Equity Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

708 Third Avenue, 5th fl.
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Davis, Graber, Plotzker & Ward, LLP
(Name – *if individual, state last, first, middle name*)

150 E. 58th Street	New York	NY	10155
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 3/28/14
2A

OATH OR AFFIRMATION

I, Daniel S. D'Agostino, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of American Medtech Equity Advisors, LLC, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Member
Title

Notary Public

NEAL HABER
Notary Public, State of New York
No. 4780422
Qualified in Westchester County
Commission Expires Jun 30, 2015

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

- PUBLIC -

American Medtech Equity Advisors, LLC

Statements of Financial Condition

Year Ended December 31, 2013

American Medtech Equity Advisors, LLC

CONTENTS

DGPW
Davis, Graber, Plotzker & Ward, LLP
Certified Public Accountants and Consultants

150 East 58th Street, 20th Floor
New York, NY 10155
Tel: 212-230-2600
Fax: 212-758-0215

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Member
American Medtech Equity Advisors, LLC
New York, New York

Report on the Statement of Financial Condition

We have audited the accompanying statement of financial condition of American Medtech Equity Advisors, LLC (the "Company") as of December 31, 2013, and the related notes to the statement of financial condition.

Management's Responsibility for the Statement of Financial Condition

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of American Medtech Equity Advisors, LLC as of December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

Davis, Graber, Plotzker + Ward, LLP

Davis, Graber, Plotzker & Ward, LLP

New York, New York
March 17, 2014

AMERICAN MEDTECH EQUITY ADVISORS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

ASSETS

CURRENT ASSETS:	
Cash	$ 11,948
Accounts receivable, net of allowance of $31,499	-
Loan to member	1,852
Prepaid and other	48
Total current assets	13,848
EQUIPMENT AND SOFTWARE, less accumulated depreciation (Note 2)	581
Total assets	$ 14,429

LIABILITIES AND MEMBER'S EQUITY

CURRENT LIABILITIES:	
Accounts payable	$ 6,446
Total current liabilities	6,446
MEMBER'S EQUITY	7,983
Total liabilities and member's equity	$ 14,429

See accompanying notes to statement of financial condition.

Note 1 - Summary of Business and Significant Accounting Policies

Business

American Medtech Equity Advisors, LLC ("Company"), was organized on March 25, 2009, pursuant to the laws of the State of Delaware. The Company is broker-dealer registered with the Securities and Exchange Commission ("SEC") and regulated by the Financial Industry Regulatory Authority ("FINRA"). The Company provides merger and acquisition advisory and related consulting services.

Basis of Accounting

The Company's financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America, whereby revenues, if any, from advisory and consulting fees are recognized when earned and expenses are recognized when incurred.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Equipment and Software

Equipment and Software are stated at cost. Depreciation is provided for by the straight-line method for financial statement purposes based upon the estimated useful lives of the assets. Asset lives for Equipment and Software range from 3 to 5 years for financial statement purposes.

Long-Lived Assets

Long-lived assets, such as equipment and software, are evaluated for impairment when events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. An impairment loss would be recognized when estimated undiscounted future cash flows expected to result from the use of these assets and its eventual disposition are less than its carrying amount. Impairment, if any, is assessed using discounted cash flows.

Income Taxes

The Company is organized as a limited liability company and is disregarded as an entity for federal and state income tax purposes. Accordingly no provision has been made for federal and state income taxes. These taxes are the responsibility of the member who includes the Company's income and deductions in his income tax return. The Company recognizes and measures its unrecognized tax benefits in accordance with ASC Topic No. 740, "Income Taxes". Under that guidance the Company assesses the likelihood, based on their technical merit that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available or when an event occurs that requires a change.

With few exceptions, the statute of limitations for the examination of the Company's tax returns is generally three years from the due date of the tax return including extensions. The tax years open for assessments are the years ending on or after December 31, 2011.

Fair Value Measurements

ASC Topic No. 820, "Fair Value Measurements and Disclosures" ("ASC 820") defines fair value and establishes a framework for measuring fair value. The Company adopted the provisions codified within ASC 820 for financial assets and liabilities that are measured at fair value on a recurring basis. ASC 820 establishes fair value hierarchy levels that prioritize the inputs used in valuations determining fair value. Level 1 inputs are unadjusted quoted prices in active markets for identical assets or liabilities. Level 2 inputs are primarily quoted prices for similar assets or liabilities in active markets or inputs that are observable for the asset or liability, either directly or indirectly. Level 3 inputs are unobservable inputs based on the Company's own assumptions.

Note 2 – Equipment and Software

Equipment and Software at December 31, 2013 consists of the following:

Computers and equipment	$ 1,919
Software	423
	2,342
Less accumulated depreciation and amortization	(1,761)
Total	$ 581

Depreciation expense was $384 in 2013.

Note 3 - Net Capital and Other Regulatory Requirement

As a broker-dealer, the Company is subject to the SEC regulations and operating guidelines, which require the Company to maintain specific amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital, as defined, not to exceed 8 to 1 for the first twelve months of FINRA membership and 15 to 1 thereafter. Net capital and the related ratio of aggregate indebtedness to net capital may fluctuate on a daily basis. At December 31, 2013, the Company had net capital of $5,502 which was $502 higher than its required minimum net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital ratio was 1.172 to 1 at December 31, 2013.

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission since the Company does not carry security accounts for customers or perform custodial functions relating to customer securities. All accounts are on fully disclosed basis. Therefore, the Company is not required to make periodic computation of the reserve requirements for the exclusive benefit of customers.

Note 4 - Operating Lease

The Company leases its office facilities under a month to month operating lease. Rent expense was $17,508 in 2013.

Note 5 - Concentration of Credit Risk

The Company has potential concentration of credit risk in that it maintains deposits with one major financial institution. At times, the amount on deposit at this institution may exceed the maximum balance insured by the Federal Deposit Insurance Corporation. At December 31, 2013, there were no uninsured amounts.

The Company's receivables are on a non-collateralized basis. Credit is extended based on an evaluation of each customer's financial condition. The Company provides an allowance for doubtful accounts based on a review of outstanding receivables. After all attempts to collect a receivable have failed, the receivable is written off against the allowance.

Note 6 - Transactions with Major Customers

Due to the nature of the Company's business, large transactions with customers will occur each year. Transactions with four major customers accounted for approximately 57% of revenues for the year ended December 31, 2013.

Note 7 – Related Parties

During 2013, the Company loaned the sole member $172 under a non-interest bearing demand note. The amount due from the sole member at December 31, 2013 totaled $1,852 and is included in Loan to member.

Note 8 - Subsequent Events

The Company has evaluated subsequent events from the balance sheet date through March 17, 2014, the date the financial statements were available to be issued, and has determined there are no events to disclose.